

June 7, 2013

VIA E-Mail
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Canada Office Properties
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

>   **Re: Brookfield Canada Office Properties**
>   **Form 40-F for the year ended December 31, 2012**
>   **Filed on March 21, 2013**
>   **File No. 001-35391**

Dear Mr. Bryan K. Davis:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2012

Exhibit 99.2

General

1.   We note your statement on the first page that your unit-holders realized a 25% total return on investment over the course of the year. In future Exchange Act reports, please revise to explain specifically how you calculate total return on investment and, as applicable, how fair value gains impact this calculation.

2.   We note your disclosure on page 18 that leasing activity is the principal contributor to change in same-property net operating income. In future Exchange Act reports, please revise your disclosure to more specifically discuss the period to period changes in same store performance. Within this revised disclosure, please provide occupancy and in-place net rents on a same store basis and discuss the relative impact of occupancy and rent rate changes. Also, in future Exchange Act reports, please disclose how you determine your same store pool.

Financial Highlights

3.   Table of financial highlights at the beginning of your exhibit appears to be duplicative and includes non-IFRS measures not accompanied by explanations of these measures.   We also note that the same information is already provided and described on page 5.   Please revise in future filings.

Management's Discussion and Analysis of Financial Results, page 4

4.   We note that commercial property net operating income, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS. We also note that you have integrated your discussion of these measures within your operating results on an IFRS basis.   In order not to give the non-IFRS measures undue prominence, please revise in future filings to present and discuss the non-IFRS values separately and after your discussion of operating results based on your IFRS financial statements.

5.   You disclose that funds from operations is a widely used measure in analyzing the performance of real estate. Please expand your disclosure in future filings to explain whether your FFO measure is economically similar to NAREIT's FFO measure. Address the potential differences resulting from using IFRS versus US GAAP; explain whether you believe that these are not material and/or have been removed by the adjustments.

Financial Highlights, page 5

6.   You disclose total equity and total equity per unit and label them as non-IFRS measures. Please clarify why these are non-IFRS measures. In this regard, it appears that total equity represents total equity as calculated and presented under IFRS; please clarify. We may have further comment.

Cost of Capital, page 16

7.   We note your calculation of total cost of capital assumes a long-term 9.0% return on equity.   Please tell us, and disclose in future filings, the factors you considered in determining that this assumed rate is appropriate.

Operating Results, page 17

8.   Please reconcile commercial property net operating income to IFRS net income in future filings.

9.   We note your average in-place net rent throughout the portfolio was less than the average market net rent.   Please tell us the reasons for having below market net rent rates and any known impacts or ramifications on your operating results going forward; also discuss your expectations for the future. We may have further comment.

Fair Value Gains, page 19

10.   We note that fair value gains represent a significant portion of your net income.   Please expand disclosures to provide readers an understanding of the impact of fair value accounting on your financial statements and the potential variability on future periods based on changes in the various assumptions utilized within your fair value techniques.   In addition, we note the increase in the current year in fair value gains resulted from changes in terminal capitalization rates and discount rates resulting from improved market conditions and recent market activities.   Please tell us and expand your disclosure in future filings to discuss these events in more detail; address the underlying reasons for the changes.

Reconciliation of Funds From Operations to Adjusted Funds From Operations, page 20

11.   We note that normalized activities are used in calculating adjusted funds from operations and they are estimated based on historical spend levels as well as anticipated spend levels over the next few years.   Thus, these adjustments do not appear to be based on amounts from your IFRS financial statements. Please additionally clarify the following; we may have further comment.
   ▪ Tell us how the adjustments were calculated; specify the period/s of historical activity you include as well as how you incorporate anticipated spend levels into the calculations.
   ▪ Tell us the purpose of presenting such a measure. Since you have adjusted a historical earnings/performance measure for non-cash items and investing cash outflows, it appears that you may be trying to present the historical amount of cash available for distribution; however, it appears that you have excluded certain other cash outflows (e.g., leasing commissions and tenant improvements related to new tenants, scheduled principal payments, etc.) and that your adjustments are forward-looking rather than solely historical based. As a result, we are unclear as to the usefulness of this disclosure including the distribution ratio; please explain.

Credit Risk, page 23

12.   We note your disclosure on page 23 with respect to your top 20 largest tenants by leasable area. In future Exchange Act reports, please revise, here or elsewhere, as applicable, to clarify and describe how you monitor tenant credit quality and identify any material changes in credit quality.

Lease Rollover Risk, page 23

13.   We note your disclosure on pages 18 and 19. In future Exchange Act reports, please revise, here or elsewhere, as applicable, to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. In addition, please disclose leasing costs, such as tenant improvements and leasing commissions for both new leases and renewals on a per square foot basis. With respect to new and renewed leases, please provide quantitative disclosure comparing the average base rent per square foot on expiring leases with rates on new and renewed leases.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Bryan K. Davis
Brookfield Canada Office Properties
June 7, 2013
Page 5

       You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

           Sincerely,

           /s/ Jessica Barberich

           Jessica Barberich
           Assistant Chief Accountant